James M. Rutledge
Vice Chairman,
Chief Financial Officer and Treasurer

42 Longwater Drive	781.792.5100
P.O. Box 9149	Fax 781.792.5900
Norwell, MA 02061-9149	rutledge.jim@cleanharbors.com
www.cleanharbors.com

December 15, 2011
John Hartz, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4631

Re:	Clean Harbors, Inc. Form l0-K for the Year Ended December 31, 2010 Form 10-Q for the Period Ended September 30, 2011 Definitive Proxy Statement on Schedule 14A Filed April 4, 2011 File No. 1-34223
Dear Mr. Hartz:

On behalf of Clean Harbors, Inc. (the “Company”), this letter responds to the comment letter dated December 2, 2011 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011, and definitive proxy statement for the Company’s annual meeting of shareholders held on May 9, 2011.
Form 10-K for the Year Ended December 31, 2010
Liquidity and Capital Resources, page 54
General
1.Since your foreign operations are significant, please address the following in future filings:

•	Disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of year-end;

•
Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and

•
Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Disclose if it is your intent is to permanently reinvest these foreign amounts outside the U.S. and whether your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations.

“People and Technology Creating a Safer, Cleaner Environment”

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.
RESPONSE:    The Company will more fully explain the impact of cash and cash equivalents held in foreign subsidiaries on its liquidity in its future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q by addressing the points raised in your comment. Set forth below is an example of such expanded disclosure to be added to the “Liquidity and Capital Resources” section of the Management’s Discussion and Analysis based on the 2010 Form 10-K:

“At December 31, 2010, cash and cash equivalents totaled $302.2 million, compared to $233.5 million at December 31, 2009. At December 31, 2010, cash and cash equivalents held by foreign subsidiaries totaled $77.1 million and were readily convertible into other foreign currencies including U.S. dollars. At December 31, 2010, cash and cash equivalent balances for our U.S. operations was $225.1 million and had operating cash flows of $121.3 million for the year ended December 31, 2010. Additionally, the U.S. operations had available a $120.0 million revolving credit facility of which $33.9 million was available to borrow at December 31, 2010. Based on the above and on our current plans, we believe that our U.S. operations have adequate financial resources to satisfy their liquidity needs without being required to repatriate earnings from foreign subsidiaries. Accordingly, although repatriation to the U.S. of foreign earnings would generally be subject to U.S. income taxation, net of any available foreign tax credits, we have not recorded any deferred tax liability related to such repatriation since we intend to permanently reinvest foreign earnings outside the U.S.”

Definitive Proxy Statement on Schedule 14A filed on April 4, 2011

Performance-Based Cash Bonuses, page 21
1.We note that the named executive officers received a cash bonus under the MIP of between 7% and 24% of their base salaries for satisfying certain personal goals for his or her business unit. In future filings, please provide a brief description of the individual performance goals of each of your named executive officers and an explanation of how the Compensation Committee determined the amount of cash bonus to pay each such named executive officer.
RESPONSE: In our future filings which include a “Compensation Discussion and Analysis,” the Company will provide under “Performance-Based Cash Bonuses” a description of the individual performance goals of each of the named executive officers (other than the Chief Executive Officer) and an explanation of how the Compensation Committee determined the amount of cash bonus to pay each such named executive officer. As described under that heading in the 2011 Proxy Statement, the cash bonuses paid to the Chief Executive Officer are subject to the terms of the CEO Annual Incentive Plan (as approved by the Company’s shareholders), and the amount and manner of determining such cash bonuses are separately described in the Compensation Discussion and Analysis under “Chief Executive Officer Compensation” in the 2011 Proxy Statement.

Set forth below is such proposed expanded disclosure for the year ending December 31, 2011 as such disclosure will appear in the Compensation Discussion and Analysis portion of the Company’s proxy statement for the 2012 annual meeting of shareholders based on the personal goals which have been established by the Compensation Committee for 2011:

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“The Compensation Committee annually establishes for each member of senior management who participates in the SEIP measurable and quantifiable personal goals and the amount of potential compensation which may be earned by achieving such goals based on the Committee’s evaluation of the importance of such goals to the Company’s overall performance and the respective ability of each such senior executive to achieve such goals based on such executive’ primary responsibilities within the Company. The personal 2011 SEIP goals for James M. Rutledge, Vice Chairman and Chief Financial Officer, consisted of improvements in the Company’s overall financial performance, liquidity and internal controls. The personal 2011 SEIP goals for Eric W. Gerstenberg, President of Environmental Services, consisted of improved health and safety and financial performance for the Technical Services and Field Services segments. The personal 2011 SEIP goals for David M. Parry, President of Energy and Industrial Services, consisted of improved health and safety and financial performance, and increased utilization of equipment and personnel, for the Energy, Industrial Services and Oil and Gas Field Services segments. The personal 2011 SEIP goals for Brian P. Weber, Executive Vice President – Corporate Planning and Development, consisted of harmonization of health and safety and data access procedures as part of integration of acquired companies, improvement of recruiting and training programs to meet the Company’s growing demand for billable labor, and full implementation of equipment tracking across Canada and the U.S.”

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions or requests for additional information with respect to this response letter. Thank you for your assistance.
Sincerely,

/s/ James M. Rutledge
James M. Rutledge
Vice Chairman and Chief Financial Officer
(781) 792-5125

cc:	Ernest Greene, Staff Accountant Sherry Haywood, Staff Attorney Craig Slivka, Special Counsel Alan S. McKim, Chief Executive Officer

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